FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Earnings for the Three Months ended March 31, 2012 and a Reduction in Non-Performing Assets

Boca Raton, Fla. — April 26, 2012—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $780,000 ($.03 earnings per share) for the three months ended March 31, 2012, compared to net income of $355,000 ($.01 earnings per share) for the three months ended March 31, 2011.

Highlights for the quarter ended March 31, 2012:

Financial Condition

•	Total assets at March 31, 2012 were $1.40 billion, as compared to approximately $1.42 billion at December 31, 2011.

•

Deposits were $1.165 billion at March 31, 2012, as compared to $1.182 billion at December 31, 2011. Non-interest bearing deposits grew by $24.8 million (or 8%) during the quarter which was offset by decreases in higher cost time deposits. Non-interest bearing deposits now represent approximately 30% of total deposits at March 31, 2012, compared to 28% at December 31, 2011.

•

Non-performing assets that were not covered by Loss Share Agreements were reduced by $5.6 million or 16% during the quarter ended March 31, 2012 to $28.4 million (or 2.03% of total assets) from approximately $34.0 million (or 2.39% of total assets) at December 31, 2011. Total non-performing assets, including those covered by loss share agreements, were $50.9 million (or 3.63% of total assets) at March 31, 2012 as compared to $57.0 million (or 4.01% of total assets) at December 31, 2011, a decrease of $6.1 million.

•

Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at March 31, 2012 were 25.10%, 23.84% and 11.78%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Operating Results

Net income of $780,000 for the quarter ended March 31, 2012 was impacted by:

•

Net interest margin was 4.73% for the quarter ended March 31, 2012. Approximately $1.6 million or 53 basis points of the March 31, 2012 margin related to accretion related to resolutions of loans above their carrying values during the quarter. The Company recorded a charge in other income for a similar amount to reduce the FDIC loss share receivable. Exclusive of this accretion, 1st United’s margin would have been approximately 4.20%.

•	Personnel, information technology and facilities costs and merger reorganization expense that related to the integration of Old Harbor for the quarter ended March 31, 2012 was approximately $574,000.

•

Included in non-interest income were losses on the sale of other real estate owned of approximately $25,000 during the quarter related to the disposal of approximately $2.3 million of other real estate owned. The Company also incurred additional write downs on existing real estate owned of $264,000 during the quarter.

•	Gains on the sale of securities of $498,000 were realized for the quarter ended March 31, 2012.

•	The provision for loan losses was $1.3 million for the quarter ended March 31, 2012.

Management Comments:

“We are excited with our continued growth in core deposits and the quality of our deposit mix,” said Warren S. Orlando, Chairman. “During the quarter ending March 31, 2012, we completed the integration of Old Harbor and on April 1, 2012 we announced completion of our merger of Anderen Bank. We continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Though impacted by acquisition and integration costs as well as ongoing provisioning and other real estate write-downs, we are pleased with our core earnings for the quarter ended March 31, 2012. In addition, during the quarter ended March 31, 2012 funding of new loans exceeded resolutions and payoffs related to our non-loss share loan portfolio. Overall our loan portfolio was down slightly primarily due to the rapid resolution and payoffs of loss share loans. During the quarter ended March 31, 2012, we had new loan production of $41 million and our backlog continues to remain strong as we continue to make progress towards net loan growth” said Rudy E. Schupp, Chief Executive Officer. “We also believe our continued expansion in the central Florida market will provide additional growth opportunities for the company. We anticipate integrating the former Anderen Bank operation by the end of the second quarter.”

“We are encouraged with our overall reduction in non-performing assets during the quarter. Combined with this reduction we are seeing some stability in classified assets as well as past due loans, though we continue to believe there will be fluctuations in these areas until the overall market improves. In addition, we are continuing to provide loan reserves to cover the challenges of new and often lower appraised values of collateral. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results at 10:00 a.m. Eastern Daylight Savings Time on Friday, April 27, 2012. The number for the conference call is (800) 857-9849 (Passcode: First United). A replay of the conference call will be available beginning the afternoon of April 27, 2012 until May 11, 2012 by dialing (888) 678-8552 (domestic), using the passcode 1423.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 15 branches in Southeast Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties and 8 branches in Central Florida including Hillsborough, Orange, Pasco and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; our need and our ability to incur additional debt or equity financing; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Act; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; growth and profitability of our non-interest income; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended March 31,
	2012	2011
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$15,888	$14,681
Interest expense	1,437	1,724
Net interest income	14,451	12,957
Provision for loan losses	1,300	1,900
Net interest income after provision for loan losses	13,151	11,057
Other non interest income	280	729
Non interest expense	12,176	11,191
Income before taxes	1,255	595
Income tax expense	475	240
Net income	$780	$355

PER SHARE DATA
Basic and diluted earnings per share	$0.03	$0.01
Book value per common share	6.98	6.87

SELECTED OPERATING RATIOS
Return on average assets	0.22%	0.12%
Return on average shareholders’ equity	1.44%	0.81%
Net interest margin	4.73%	4.90%

Average assets	$1,402,906	$1,248,478
Average shareholders’ equity	$216,784	$177,717

Number of shares of outstanding common stock	30,914,166	29,807,603

SELECT FINANCIAL DATA (unaudited)	March 31, 2012	December 31, 2011
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,400,801	$1,421,247
Total Loans	867,898	880,777
Allowance for loan losses	12,366	12,836
Net loans	855,567	867,994
Cash and cash equivalents	135,796	165,424
Securities available for sale	219,248	201,722
Other real estate owned	13,385	13,512
Goodwill and other intangible assets	55,086	55,229
FDIC loss share receivable	66,210	71,900
Deposits	1,165,365	1,181,708
Non-interest bearing deposits	354,038	329,283
Shareholders’ equity	215,878	215,351

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	15.41%	15.15%
Non-accrual and loans past due greater than 90 days loans/total loans	4.32%	4.94%
Allowance for loan losses/total loans	1.42%	1.46%
Allowance for loan losses/non-accrual loans	32.98%	29.97%
Leverage ratio	11.78%	11.79%
Tier 1 risk based capital	23.84%	23.97%
Total risk based capital	25.10%	25.23%